UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 001-41480

Starbox Group Holdings Ltd.

VO2-03-07, Velocity Office 2, Lingkaran SV, Sunway Velocity, 55100

Kuala Lumpur, Malaysia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Resignation of Ms. Law Peck Woon

On April 12, 2023, Ms. Law Peck Woon (“Ms. Law”) notified Starbox Group Holdings Ltd. (the “Company”) of her resignation as an independent director of the Company, effective April 12, 2023. Ms. Law has advised that her resignation was due to personal reasons and not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

Appointment of Ms. Ooi Bee Lian as Director

To fill in the vacancy created by the resignation of Ms. Law, on April 12, 2023, the Nominating and Corporate Governance Committee (the “Nominating Committee”) of the board of directors (the “Board”) of the Company recommended, and the Board appointed, Ms. Ooi Bee Lian (“Ms. Ooi”) to serve as a director of the Company and the chairperson of the Nominating Committee, effective April 12, 2023.

Ms. Ooi, age 53, has over 25 years of business and managerial experience in the healthcare, nursing, and finance industries. She specializes in general life support interventions, marketing nutritional immunology, and biotech products. From January 2015 to March 2022, Ms. Ooi served as the Deputy Director of Nursing for the Penang Community Haemodialysis Society. During her tenure, she demonstrated years of progressive leadership with experience in governance, operations, strategy development, human resources, and business development. She also served on several association-wide task forces and provided oversight for several major board governance programs, association operational initiatives, and educational and advocacy conferences. Ms. Ooi is the founder and has served as the Managing Director of JL Signature Sdn. Bhd., a private investment management firm focusing on real estate and technology-driven investment holdings in Malaysia, since June 2020. Ms. Ooi received her Executive Master’s in Business Administration degree from Lincoln University College, Malaysia, and she also holds a Diploma in Nursing from the College of Nursing, Hospital Lam Wah Ee, Malaysia.

There are no family relationships between Ms. Ooi and any director or executive officer of the Company. To the best knowledge of the Company, there is no understanding or arrangement between Ms. Ooi and any other person pursuant to which she was appointed as a director.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Starbox Group Holdings Ltd.

Date: April 13, 2023	By:	/s/ Lee Choon Wooi
	Name:	Lee Choon Wooi
	Title:	Chief Executive Officer